June 11, 2009
BY EDGAR AND OVERNIGHT DELIVERY
Mr. Rufus Decker
Accounting Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-7010
Re:	Celanese Corporation Form 10-K for the Fiscal Year Ended December 31, 2008 Form 10-Q for the Fiscal Quarter Ended March 31, 2009 File No. 001-32410
Dear Mr. Decker:
     This letter is submitted by Celanese Corporation (the “Company”) in response to the comments of the staff of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Staff”) in its letter to the Company dated May 28, 2009 (the “Comment Letter”), which requested a response from the Company relating to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2008 (the “10-K”) and Form 10-Q for the fiscal quarter ended March 31, 2009 (the “10-Q”).  For ease of reference, the headings and numbered paragraphs below correspond to the headings and numbered comments in the Comment Letter, with the Staff’s comments presented in bold italicized text, each of which is followed by the Company’s response.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2008
General
          1. Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings, including your interim filings.
Response: We have included in our responses below proposed revisions to the Company’s disclosures. We advise the Staff that in future filings, including interim filings, as applicable, the Company will modify its disclosures in accordance with these proposed revisions.
Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operation, page 35
Critical Accounting Policies and Estimates, page 57
Recoverability of Long-Lived Assets, page 57
          2. In the interest of providing readers with a better insight into management’s judgments in accounting for long-lived assets including goodwill and other indefinite-lived intangible assets, please consider disclosing the following:
Response: We advise the Staff that discussion of critical accounting policies describes the accounting applied by the Company in evaluating its long-lived assets, goodwill and indefinite-lived assets for recoverability. The Company respectfully believes its current disclosures describe the nature, timing and extent of its evaluation when considered in the context of the entirety of the 10-K. The Company will enhance its disclosures in future filings as described below.
•	Please disclose how you determine when long-lived assets should be tested for impairment, including what types of events and circumstances indicate impairment, and how frequently you evaluate for these type of events and circumstances;
Response: We advise the Staff that the Company continually evaluates whether triggering events that require a long-lived asset to be tested for impairment have occurred. As contemplated by Statement of Financial Accounting Standards No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets (“SFAS No. 144”), the determination of whether a triggering event has occurred requires considerable judgment and must be evaluated considering all available facts and circumstances. While paragraph 8 of SFAS No. 144 includes a list of certain triggering events, it acknowledges, and the Company believes, there is not a single listing of events which could be disclosed regarding possible future triggering events. While no list is complete, please note the Company does disclose examples of types of events or changes in circumstances that could result in triggering events on page 57 of the 10-K.
During 2008 certain events were identified, evaluated and disclosed by the Company. The Company discusses these events throughout the
10-K and most specifically in Item 7. on page 39 and in footnote 18 on page F-36. These disclosures describe the events and circumstances that led to long-lived asset impairment testing and the planned closure of certain production facilities in Cangrejera, Mexico and Pardies, France which were necessitated by significant change in the global economic environment and anticipated prolonged lower customer demand. No other triggering events were identified indicating impairment of long-lived assets under SFAS No. 144. We respectfully believe the aforementioned disclosures appropriately describe the nature of the Company’s evaluation of triggering events based upon the current facts and circumstances and the impairment losses resulting from those tests. Nevertheless, in future filings, the Company will consider what, if any, additional disclosure would be helpful to the reader.
•	The reporting unit level at which you test goodwill for impairment and your basis for that determination;
Response: In accordance with Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets (“SFAS No. 142”), management tests goodwill for impairment at the reporting unit level. A reporting unit is a reportable operating segment per Statement of Financial Accounting Standards No. 131, Disclosures About Segments of an Enterprise and Related Information or one level below the reportable operating segment as determined by the availability of discrete financial information that is regularly reviewed by operating segment management.
In future filings, the Company will disclose the following information relating to its Critical Accounting Policies and Estimates:
Our reporting units are either our operating segments or one level below our operating segments. Discrete financial information is available for our reporting units and operating results are regularly reviewed by segment management. Our business units have been designated as our reporting units based on segment management’s review of and reliance on the business unit financial information and include Advanced Engineered Materials, Acetate Products, Nutrinova, Emulsions, AT Plastics and Acetyl Intermediates businesses.
Please note that the above disclosure does not reference our Polyvinyl alcohol (“PVOH”) business which we have announced will be sold to a third party (during the third quarter of 2009). The goodwill associated with the PVOH business was fully impaired and written off during 2007.
•	Sufficient information to enable a reader to understand how you apply the discounted cash flow valuation model in estimating the fair value of your reporting units and why management selected this method as being the most meaningful in preparing your goodwill impairment analysis;
Response: We respectfully refer the Staff to the discussion included on page 57, Recoverability of Long-Lived Assets, in the 10-K in which the Company discloses its use of a discounted cash flow methodology including key model inputs, consistency of the inputs with projections used to manage its operations internally and the possibility of changes to those estimates based upon changes in the current business environment.

We further advise the Staff that during 2008 the Company continued to apply the requirements of SFAS No. 142 in evaluating its goodwill for recoverability. Effective January 1, 2009 the Company adopted Statement of Financial Accounting Standards No. 157, Fair Value Measurements (“SFAS No. 157”), for non-financial assets and liabilities, which in paragraph 18, requires consideration of valuation approaches under the income, market and cost approaches. The Company continues to believe that use of the income approach is the most relevant and is consistent with the approach that would be used by market participants. The market approach uses prices and other relevant information generated by market transactions involving identical or comparable assets. We believe the market approach is not appropriate in this situation as market transaction information of comparable nature, scope and size of the reporting units is generally not available. As discussed on page 5 of the 10-K in Item 1. competitive advantage due to the Company’s proprietary production technology would further negate the comparability of market transactions, even if they were to exist. The cost approach is based on the amount that currently would be required to replace the service capacity of an asset. In this situation, we believe the use of the cost approach would not be appropriate due to several factors that would limit the usefulness of the evaluation including diverse physical locations, local availability and cost of raw materials, and labor costs of the related business unit of the tested production facilities. Additionally, as noted above, the Company’s proprietary production technology reduces the usefulness of various valuation methodologies and is most fully reflected in the income approach.
In future filings, the Company will provide additional disclosures in accordance with SFAS No. 157 paragraph 33 relating to assets and liabilities that are measured at fair value on a nonrecurring basis as such occasions present themselves, including in the third quarter of 2009 when the Company performs its annual impairment tests of goodwill and indefinite-lived intangible assets.
•	How you determine the appropriate discount rates and attrition rates to apply in your intangible asset impairment analysis;
Response: We advise the Staff that the Company considers both its weighted average cost of capital and available market information in determining the appropriate discount rate. In addition to the Company’s analysis described above and as disclosed on page F-9 of the 10-K, the Company periodically engages third-party valuation consultants to further assist with its evaluation. The Company believes the discount rates utilized are indicative of the return an investor would expect to receive for investing in the business and therefore, consistent with the provisions of FAS 142.
We further advise the Staff that the Company’s indefinite-lived intangibles consist primarily of trademarks and trade names, as noted in footnote 11 on page F-22 of the 10-K. As a result, attrition rates are not applicable to these valuations. The Company did not identify triggering events associated with its amortizable intangible assets during 2008 which would have required impairment testing.

The Company respectfully believes its current disclosures appropriately reflect the Company’s consideration of its discount rate. In addition, if the Company were to impair amortizable intangible assets in the future, the Company would likely engage a third-party valuation consultant to assist with the determination of attrition rates. We believe the current disclosure and reference to third-party valuation consultant are sufficient.
•	Please expand your discussion of the significant estimates and assumptions used to determine future undiscounted cash flows and fair value. You should discuss how sensitive the fair value estimates are to each of these significant estimates and assumptions and whether certain estimates and assumptions are more subjective than others;
Response: We respectfully refer the Staff to page 57, Recoverability of Long-Lived Assets, of the 10-K in which the Company discloses its development of future net undiscounted cash flow projections and discounted cash flow projections including the key model inputs, consistency of the inputs with projections used to manage our operations internally and possibility of changes to those estimates based upon changes in the current business environment. As described further on page 57 of the 10-K this analysis requires management projections related to sales and profitability trends, other future results of operations and discount rates. These are the most significant estimates and assumptions included in the Company’s undiscounted cash flow projections and also the most subjective. The Company believes the expanded disclosures agreed to in this comment letter response will provide additional information addressing the Staff’s comments.
•	If applicable, how the assumptions and methodologies used for valuing goodwill and intangible assets in the current year have changed since the prior year, highlight the impact of any changes.
Response: We advise the Staff that the Company has not changed its methodology for valuing goodwill and indefinite-lived intangible assets since the prior year. As described in footnote 10 to the 10-K, based on the significant adverse change in the US and global business climate, the Company performed a fourth quarter goodwill impairment test in addition to the annual test performed during the third quarter of 2008. While the methodology utilized was consistent, the Company updated its projections based upon management’s best estimates of sales and profitability trends, other future results of operations and discount rates. No impairments were determined based upon the Company’s analysis.
In future filings, the Company will expand disclosures to affirm there have been no changes to the Company’s valuation methodology, as applicable.
•	For any asset groups for which the carrying value was close to the fair value, please disclose the carrying value of the asset group.
Response: We advise the Staff that the Company identified certain production facilities for possible closure or idling as a result of the need for capacity reductions based upon a significant change in the global economic environment and anticipated prolonged lower demand. These were the only long-lived assets for which a triggering event that required testing for possible impairment under SFAS No. 144 was determined to have occurred. In each case an impairment loss was recorded based upon the results of those tests. We respectfully refer the Staff to the discussion included in footnote 18 on page F-36 and on page 39 of the 10-K in which the Company disclosed material impairments by production facility.
Income Taxes, page 57
          3. Please enhance your disclosure of your income taxes critical accounting policy to include a discussion of the material assumptions you made as well as the financial statement impact if actual results differ from the estimates made by management. Please describe the nature of the positive and negative evidence you considered in your determination of whether your deferred tax assets were recoverable and how that evidence was weighted. Refer to the SEC Interpretive Release No. 33-8350 and SEC Other Release No. 33-8040.
Response: In future filings the Company will disclose the following information under the heading Income Taxes in the discussion of its Critical Accounting Policies and Estimates:
The recoverability of deferred tax assets and the recognition and measurement of uncertain tax positions are subject to various assumptions and management judgment. If actual results differ from the estimates made by management in establishing or maintaining valuation allowances against deferred tax assets, the resulting change in the valuation allowance would generally impact earnings or Other comprehensive income depending on the nature of the respective deferred tax asset. Additionally, the positions taken with regard to tax contingencies may be subject to audit and review by tax authorities which may result in future taxes, interest and penalties.
In regard to positive and negative evidence considered in determining the need for a valuation allowance against deferred tax assets, the Company considers the evidence noted in the current disclosure beginning on page 57 of the 10-K: historical earnings, projected future earnings, tax planning strategies, and expected timing of reversal of existing temporary differences. In future filings, the Company will disclose the following information related to its Critical Accounting Policies and Estimates:
In forming our judgment regarding the recoverability of deferred tax assets related to deductible temporary differences and tax attribute carryforwards, we give weight to positive and negative evidence based on the extent to which the forms of evidence can be objectively verified. We attach the most weight to historical earnings due to its verifiable nature. Weight is attached to tax planning strategies if the strategies are prudent and feasible and implementable without significant obstacles. Less weight is attached to forecasted future earnings due to its subjective nature, and expected timing of reversal of taxable temporary differences is given little weight unless the reversal of taxable and deductible temporary differences coincide.

We have appropriately reflected increases and decreases in our valuation allowance based on the overall weight of positive versus negative evidence on a jurisdiction by jurisdiction basis. Should our US operations continue to be profitable, the US valuation allowance will be reversed in part or in full, if we determine the weight of all positive and negative evidence, including sustained cumulative profitability, supports a conclusion that reversal of the US valuation allowance is appropriate.
Financial Statements and Supplementary Data, page 61
Quarterly Financial Information, page 62
          4. Please revise your quarterly financial information to include gross profit as required by Item 302 of Regulation S-K.
Response: In future filings, the Company will include Gross Profit as a line item under Net Sales in its annual quarterly financial information presentation.
          5. Your quarterly data table should discuss material non-recurring quarterly adjustments, such as impairments. Please revise your quarterly data to include disclosures required by Item 302(A)(3) of Regulation S-K.
Response: We respectfully refer the Staff to the quarterly data table on page 62, which presents Other (charges) gains, net and which includes all such material unusual or infrequently occurring quarterly adjustments. We further refer the Staff to the discussion in Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, which is referenced at the bottom of the tabular presentation. Included in Item 7. are discussions on a segment basis of the significant changes in Other (charges) gains, net as compared with presented prior periods. Beginning on page 39, the Company describes the material unusual or infrequently occurring charges for all periods presented. This information is consistent with footnote 18, beginning on page F-35, which describes the nature, timing and amount of these adjustments. The Company respectfully believes that its existing disclosures appropriately present the information required by Item 302(A)(3) of Regulation
S-K.
Financial Statements
Statements of Cash Flows, page F-6
          6. Your cash flow statement reflects payments for the settlement of cross currency swap agreements of $93 million in cash flows from investing activities. Given that your cross currency swap agreements were designated as a hedge of a net investment in foreign operations, please help us understand how you determined that your settlement of these cross currency swap agreements resulted in investing cash flows. Refer to paragraphs 15 and 16 of SFAS 95.
Response: Statement of Financial Accounting Standards No. 104, Statement of Cash Flows-Net Reporting of Certain Cash Receipts and Cash Payments and Classification of Cash Flows from Hedging Transactions (“SFAS No. 104”), paragraph 7(b) indicates that cash flows from futures, forwards, options and swap contracts that are accounted for as hedges of identifiable transactions or events may be classified in the same category as the cash flows from the items being hedged. The Company determined that while there was no specific guidance requiring presentation within a particular cash flow section, investing cash flows was the most appropriate classification considering the purpose of the transaction was to hedge the Company’s investment in its foreign operations. While we believe the ultimate classification required judgment we would like to highlight to the Staff detailed disclosure of this transaction included in footnote 22 on pages F-46 and F-47. The Company believes that its presentation of this amount is appropriate and that these detailed disclosures allow investors to adequately evaluate the transaction and its classification.
9. Property, Plant and Equipment, Net, page F-21
          7. Please disclose whether you allocate a portion of your depreciation and amortization to cost of sales. If you do not allocate depreciation and amortization to cost of sales, please revise your presentation on the face of your statements of earnings and throughout the filing to comply with SAB Topic 11:B.
Response: The Company does allocate its depreciation and amortization between Cost of Sales and Selling, general and administrative expenses. In future filings the Company will disclose the following information in our Summary of Accounting Polices footnote under Property, plant and equipment, net:
The Company records depreciation and amortization in its consolidated statements of operations as either Cost of sales or Selling, general and administrative expenses consistent with the utilization of the underlying assets.
          8. We note that you had construction in progress of $444 million as of December 31, 2008. Please tell us whether your liabilities as of December 31, 2008 included any payables or accruals for capital expenditures that had not been paid as of December 31, 2008. To the extent that you have liabilities outstanding as of period end related to construction in progress, we would expect for these liabilities to be excluded from the total change in accounts payable, accrued expenses and other payables and presented instead as supplemental information about non-cash investing activities. Please refer to paragraphs 17.c and 32 of SFAS 95. Please advise.
Response: The Company had payables and accruals for capital expenditures that had not been paid as of December 31, 2008. Consistent with the comments above the Company respectfully refers the Staff to footnote 24 on page F-56 of the 10-K. Within the presented table the Company separately discloses, as non-cash activities, accrued capital expenditures for each of the years presented. These liabilities are excluded from the total change in accounts payable and accrued expenses.

15. Benefit Obligations, page F-26
          9. Please tell us what consideration you gave to paragraph 7 of SFAS 132(R) in determining that you should aggregate US and International plans in your disclosures provided on page F-27.
Response: We advise the Staff that the Company has considered the provisions of paragraph 7 of Statement of Financial Accounting Standards No. 132(R), Employers’ Disclosures about Pensions and Other Postretirement Benefits (“SFAS No. 132(R)”) which allows a company to combine disclosures about pension plans or other postretirement benefit plans outside the United States with those for US plans unless the obligations of the plans outside the United States are significant relative to the total benefit obligation and those plans use significantly different assumptions. As disclosed in footnote 15 on page F-26 of the 10-K, the Company’s US qualified pension plan represents approximately 83% and 78% of the Company’s pension plan assets and liabilities, respectively. Due to the significance of the US qualified pension plan, the Company believes combining disclosures for the pension plans and other postretirement benefit plans outside the United States with those for US plans is consistent with the provisions of paragraph 7 of SFAS No. 132(R) and appropriate given the facts and circumstances. As disclosed in footnote 15 on page F-29, the Company’s international plans do use assumptions different than used for the US plans; however, due to the materiality of the US plans assets and liabilities as compared to the international plans, separate disclosure would not be meaningful.
          10. Your disclosures show a significant decrease in the funded status of your plans from December 31, 2007 to December 31, 2008 as well as a substantial reduction in the percentage of your United States pension plan assets invested in equity securities. Please discuss the impact of the above factors in the estimates and assumptions used during the year ended December 31, 2008 as well as the expected impact of these factors on your future determination of net periodic pension costs and future pension contributions. Please also explain why your continued use of a 8.5% expected rate of return continues to be appropriate for 2008 in light of your current asset allocations at December 31, 2008 and current target asset allocations for the United States pension plans.
Response: Though the Company’s asset allocation policy for the US qualified pension plan (the “Plan”) did not change during 2008, the Company temporarily suspended re-balancing the Plan’s asset allocation due to the uncertainty in the global markets. The result of this decision was a measureable drop in the percentage of equity securities as compared to debt securities for the Company’s Plan asset portfolio at December 31, 2008.
As required by paragraph 30 of Statement of Financial Accounting Standards No. 87, Employers’ Accounting for Pensions (“SFAS No. 87”), the Company determines the expected return on plan assets based on the expected long-term rate of return on plan assets and the market-related value of plan assets. The market-related value of plan assets may be either fair value or a calculated value that recognizes changes in fair value in a systematic and rational manner over not more than five years. Additionally, as described in footnote 15 on page F-29 of the 10-K, the Company uses the corridor approach in the valuation of its defined benefit plans and other postretirement benefits. The corridor approach defers all actuarial gains and losses resulting from variances between actual results and economic estimates or actuarial assumptions. For defined benefit pension plans, these unrecognized gains and losses are amortized when the net gains and losses exceed 10% of the greater of the market-related value of plan assets or the projected benefit obligation at the beginning of the year. For other postretirement benefits, amortization occurs when the net gains and losses exceed 10% of the accumulated postretirement benefit obligation at the beginning of the year. The amount in excess of the corridor is amortized over the average remaining service period to retirement date for active plan participants or, for retired participants, the average remaining life expectancy.
We respectfully refer the Staff to the discussion on page 58 of the 10-K, under Benefit Obligations, in which the Company disclosed that the actual return on the US qualified pension plan (which at December 31, 2008 represented 83% and 78% of the Company’s pension plan assets and liabilities, respectively) has, on average, exceeded 9.0% over the long-term (15 to 20 years). Based on the average rate of return on the US qualified pension plan and the Company’s use of the corridor approach, the impact to the Company’s pension plans’ expected return on plan assets is an increase in 2009 net periodic expense to $18 million (from $10 million in 2008). The increase is driven by a decrease of $12 million in the expected return on plan assets as compared to 2008 offset by lower service cost and interest cost in 2009. The Company’s preliminary estimated 2009 employer contributions for pension and postretirement benefits is $40 million and $35 million, respectively, as disclosed in footnote 15 on page F-31. The Company does not believe the 2009 net periodic expense or 2009 employer contributions will have a significant impact to the Company’s consolidated statement of position or results; however, the Company will consider additional disclosures in future filings depending on the facts and circumstances.
We advise the Staff that the Company will reevaluate the appropriateness of estimates and assumptions during the 2009 year-end measurement process or as required for interim remeasurements of benefit obligations for any pension settlements and curtailments that occur during the year. To the extent expected employer contributions to the Company’s defined benefit pension plans will have a significant effect on current and future liquidity, such funding requirements will be disclosed.
19. Income Taxes, page F-37
          11. For the year ended December 31, 2008, the valuation allowance increased by $341 million, consisting of: (1) charges to income tax expense of $11 million for continuing operations and discontinued operations, (2) an increase of $223 million allocated to accumulated other comprehensive income, (3) an increase of $41 million related to CTA, (4) an increase of $16 million related to additional paid in capital and (5) $50 million of other increases related to preacquisition deferred tax assets, FIN 48 and other adjustments to deferred taxes. For any significant increases in the valuation allowance that were not recorded to income tax expense such as the $223 million allocated to accumulated other comprehensive income, please disclose how you determined it was appropriate to not record the amount to income tax expense.
Response: We advise the Staff that the change to the valuation allowance is recorded in accordance with paragraph 26 of Statement of Financial Accounting Standards No. 109,

Accounting for Income Taxes (“SFAS No. 109”), as income from continuing operations in the event of a change in judgment, or in accordance with paragraph 30 for preacquisition tax benefits and paragraph 36 for other items.
Other Comprehensive Income (“OCI”)
The increase in the valuation allowance allocable to OCI of $223 million is primarily related to the increase in deferred tax assets associated with the Company’s US pension and post retirement obligations recorded to OCI during the year under Statement of Financial Accounting Standards No. 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans. As management has determined that the net US deferred tax assets are not more likely than not to be realized, the deferred tax assets associated with these obligations originating in OCI are offset by an equal and offsetting increase to the valuation allowance. Accordingly, the net effect of these entries is a zero provision allocable to OCI.
Currency Translation Adjustments (“CTA”)
The change in valuation allowance associated with CTA is primarily related to changes in US deferred tax assets for unrealized foreign exchange gains and losses on effective hedges, as well as currency translation adjustments for deferred tax assets recorded in various foreign jurisdictions. As described in SFAS No. 109 (paragraph 26, and 36(b)), current year changes in valuation allowances related to translation adjustments, under Statement of Financial Accounting Standards No. 52, Foreign Currency Translation, and unrealized foreign exchange gains and losses recorded to CTA are not recorded as charges to earnings given that the underlying gains and losses are recorded in OCI rather than net income.
Additional Paid in Capital (“APIC”)
Based on the Company’s election under Statement of Financial Accounting Standards No. 123(R), Accounting for Stock-Based Compensation (“SFAS No. 123(R)”), when utilizing net operating losses consisting of other operating losses and excess tax benefits, the excess tax benefit will be deemed to be the last benefit utilized, and in accordance with SFAS No. 123(R), benefits for share based payments are not recorded to APIC until such payments result in a reduction to income taxes payable. The Company’s 2007 income tax provision carried back its tax operating loss, inclusive of share-based deductions, to a prior tax return to recover cash taxes paid, resulting in a reduction to income taxes payable and a benefit to APIC. With the filing of its actual 2007 income tax return, the actual tax loss carryback related to share-based payments was less than originally estimated, resulting in an increase to the deferred tax asset related to tax loss carryforwards, a reduction to the benefits recorded to APIC, and a corresponding increase to the valuation allowance (SFAS No. 109, paragraph 36(e)).
Other increases related to preacquisition deferred tax assets, FIN 48, and other adjustments to deferred taxes
The $50 million of other increases in the valuation allowance described in footnote 19, beginning on page F-37, relates primarily to adjustments recorded through goodwill for preacquisition benefits associated with purchase business combinations in accordance with paragraph 30 of SFAS No. 109, certain FASB Interpretation No. 48 (FIN 48), Accounting for Uncertainty in Income Taxes, items related to temporary differences and reclassification entries recorded for presentation purposes only.
As noted in paragraph 30 of SFAS No. 109, a deferred tax liability or asset shall be recognized for differences between the assigned values and the tax bases of the assets and liabilities recognized in purchase business combinations. The amount of any valuation allowance recorded against deferred tax assets acquired in a purchase business combination is recorded as an adjustment to goodwill. In the case of subsequent adjustments to preacquisition deferred tax assets, the change in the related valuation allowances is also recorded to goodwill.
In addition, during the year, the Company adjusted its US deferred tax assets related to temporary differences and net operating loss carryforwards due to changes in uncertain tax positions under FIN 48. Given management’s conclusion that a full valuation allowance is warranted against the net US deferred tax asset, the net effect to deferred tax expense for these items was zero.
In future filings, the Company will disclose the nature of material changes in its valuation allowance that are not recorded as income tax expense.
20. Stock-Based and Other Management Compensation Plans, page F-41
          12. On page F-41, you indicate that your deferred compensation plan includes both cash awards and restricted stock units. On page F-42, you also mention that you granted time vesting cash awards of $22 million with your executive officers and certain other key employees. Please disclose whether any cash awards have been awarded for the periods presented. If you have awarded cash awards, please disclose and tell us how you have accounted for these awards in your financial statements. Please cite the accounting literature used to support your conclusion, if applicable.
Response: In December 2008, the Company granted time-vesting cash awards of $22 million to the Company’s executive officers and certain other key employees. As of December 31, 2008, no portion of the December 2008 cash awards had been paid out. The liability cash awards are being accrued and expensed over the term of the agreements (December 2008 through October 2011) in accordance with the provisions of paragraph 13 of Statement of Financial Accounting Standards No. 106, Employers’ Accounting for Postretirement Benefits Other Than Pensions, which specifies that the cost of benefits shall be accrued over the period of the employee’s service in a systematic and rational manner. Upon payout of a cash award, the Company will reduce the related liability. In future filings the Company will disclose any new cash awards during the period, the amount recognized for such awards during each period presented as well as the payments made under the plan for each period presented.
23. Commitments and Contingencies, page F-49
          13. For each legal proceeding as well as environmental matter disclosed in note 16, please tell us and revise future filings, to disclose:

•	The amount of any accrual, if necessary for an understanding of the contingency;

•	The range of reasonably possible loss, or:

•	State that such a loss cannot be estimated.
          If you believe that any losses are remote, please explain in your response.
          For example, we note that you have a complaint pending against the Celanese Entities and Hoechst in the United States District Court for the Southern District of New York seeking damages in excess of $371 million. It is unclear, from this disclosure, whether it is reasonably possible that losses may result from this complaint. In addition, on page F-53, you discuss your shareholder litigation without disclosing whether it is reasonably possible that additional losses may result from this litigation.
Response: With respect to the litigation and environmental matters disclosed in footnotes 16 and 23, we believe that we have properly reserved for and disclosed our liability pursuant to Statement of Financial Accounting Standards No. 5. We respectfully advise the Staff that we do not disclose (i) the amount of individual accruals or reserves, or (ii) ranges of possible loss, in ongoing cases where disclosure of such sensitive information might be used against us in ongoing and potential litigation actions. Further, we believe that due to the inherently unpredictable nature of litigation, it is difficult to assess a range of loss or probability of loss in active litigation with reasonable accuracy. On page F-49 of the 10-K we disclose the fact that the Company believes in all cases disclosed it has determined its best estimate, based on the advice of legal counsel, that adequate reserves have been made and that the ultimate outcomes will not have a material adverse effect on the financial position of the Company.
27. Earnings (Loss) Per Share, page F-61
          14. Please disclose how you treated your restricted stock units for purposes of computing earnings (loss) per share in accordance with SFAS 128. Please separately disclose your treatment of vested and unvested restricted stock units. Please also tell us what consideration you gave to EITF 04-12 in determining whether these units are participating securities as described in paragraph 60(a) of SFAS 128.
Response: In accordance with Statement of Financial Accounting Standards No. 128, Earnings per Share (“SFAS No. 128”), paragraph 30, the Company treats shares whose issuance is contingent upon the satisfaction of certain conditions as outstanding and includes such shares in the computation of diluted earnings per share. We advise the Staff that unvested restricted stock units are included in the consideration of the Company’s contingently issuable shares each quarter when computing diluted earnings per share. Restricted stock units are immediately converted to shares of the Company’s common stock when they vest and therefore, are considered in the number of weighted average shares outstanding for both basic and diluted earnings per share upon vesting. We respectfully refer the Staff to footnote 27 on page F-61 of the 10-K, in which the Company discloses both the number of dilutive and antidilutive restricted stock units for each period presented.

The Company considered the provisions of Emerging Issues Task Force (“EITF”) No. 04-12, Determining Whether Equity-Based Compensation Awards Are Participating Securities (“EITF 04-12”), noting the Task Force generally agreed that unvested instruments issued as equity-based compensation (including options and nonvested stock) are not participating securities if the right to dividends is contingent on factors other than employee service and the passage of time; however, the EITF was not asked to reach a consensus on this issue. The EITF did not reach consensus on a second issue of whether unvested instruments issued as equity-based compensation (including options and nonvested stock) that provide the right to participate in dividends or dividend equivalents with common stock of the issuer are participating securities if the right is nonforfeitable or contingent only on employee service and the passage of time. The Company concluded that because no further discussion was planned by the EITF on EITF 04-12 and because the EITF reached a consensus under Issue 2(a) of EITF No. 03-06, Participating Securities and the Two-Class Method under FASB Statement No. 128 (“EITF 03-06”) that stock-based compensation subject to the provisions of Statement 123(R), including options and nonvested stock, that contain a right to receive dividends declared on common stock of the issuer, are not subject to the guidance in EITF 03-06 until such time as those options or shares are fully vested, the two-class method of computing earnings per share was not appropriate.
We further advise the Staff that, beginning with the restricted stock units awarded in December 2008, the Company no longer provides grantees the right to participate in dividend equivalents.
FORM 10-Q FOR THE PERIOD ENDED MARCH 31, 2009
General
          15. Please address the above comments in your interim filings as well.
Response: We advise the Staff that to the extent applicable the Company’s above responses to the Staff’s questions incorporate the related presentation and disclosures implications to interim filings. To the extent the Company has agreed to modify future filings it will include agreed-upon modifications in the applicable interim presentations and disclosure, as noted above.
Liquidity and Capital Resources, page 39
          16. You must maintain a first lien senior secured leverage ratio not greater than 3.90 to 1.00 in order to borrow under the revolving credit facility. Your availability in future periods will be based on the first lien senior secured leverage ratio applicable to the future periods. Please disclose here or elsewhere in the filing the specific terms of any material debt covenants in all of your debt agreements, including the credit-linked revolving facility. For example, you should specify how your availability under the revolving credit facility is determined based on the first lien senior secured leverage ratio. For any material debt covenants, please disclose the required amounts/ratios as well as the actual amounts/ratios as of each reporting date. This will allow readers to understand how much cushion there is between the required amounts/ratios and the actual amounts/ratios. Please consider showing the specific computations used to arrive at the actual amounts/ratios with corresponding reconciliations to US GAAP amounts, if necessary. See Sections I.D and IV.C of the SEC Interpretive Release No. 33-8350 and Question 10 of our FAQ Regarding the Use of Non-

GAAP Financial Measures dated June 13, 2003. Please also disclose if there are any stated events of default which would permit the lenders to accelerate the debt if not cured within applicable grace periods or any cross default provisions in your debt agreements.
Response: We advise the Staff that none of our debt agreements, including our senior credit agreement, contains any ongoing financial ratio covenants. The first lien senior secured leverage ratio discussed on page 39 applies only to our revolving credit facility and only so long as any loans or letters of credit are outstanding under the revolving facility. The Company currently has no borrowings under the revolving facility.
Our senior credit facility contains certain events of default which would permit lenders to accelerate the debt if such an event was not cured within applicable grace periods. Subject to any future amendments to the senior credit facility that relate to these matters, in future filings, we propose to enhance our disclosure in future filings surrounding our senior secured leverage ratio, debt covenants and events of default, along with our compliance with such covenants and events of default, as indicated below.
We currently have no borrowings under our revolving credit facility. As a condition to borrowing funds or requesting that letters of credit be issued under that facility, our first lien senior secured leverage ratio (as defined in the revolving credit facility documentation, and calculated as of the last day of the most recent fiscal quarter for which financial statements have been delivered under the revolving facility) cannot exceed a certain threshold specified in the documentation for the revolving facility. Further, our first lien senior secured leverage ratio must be maintained at or below that threshold while any amounts are outstanding under the revolving credit facility. As of the quarter ended June 30, 2009, we estimate our first lien senior secured leverage ratio to be between XXX and XXX to 1.00. The maximum first lien senior secured leverage ratio under the revolving credit facility for such quarter is 3.90 to 1.00.
Our senior credit agreement also contains a number of restrictions on certain of our subsidiaries, including, but not limited to, restrictions on their ability to incur indebtedness; grant liens on assets; merge, consolidate, or sell assets; pay dividends or make other restricted payments; make investments; prepay or modify certain indebtedness; engage in transactions with affiliates; enter into sale-leaseback transactions or hedge transactions; or engage in other businesses. The senior credit agreement also contains a number of affirmative covenants and events of default, including a cross default to other debt of certain of our subsidiaries in an aggregate amount equal to more than $40 million and the occurrence of a change of control. Failure to comply with these covenants, or the occurrence of any other event of default, could result in acceleration of the loans and other financial obligations under our senior credit agreement.
* * *

          The Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.
          The Company respectfully believes that this letter addresses the Staff’s comments in the Comment Letter.  If you desire further information, please do not hesitate to contact the undersigned by letter or by telephone at (972) 443-4015.

Sincerely,
/s/ Steven M. Sterin
Steven M. Sterin
Senior Vice President and Chief Financial Officer